UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 27 July, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	27th July 2011

AIB - Capital Raising Update

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB]announces that, further to its announcement on 1 July 2011, and following the approval by AIB shareholders of all resolutions at the extraordinary general meeting on 26 July 2011 required to implement AIB's capital raising (as announced on 1 July 2011), it has today issued 500,000,000,000 Ordinary Shares of €0.01 each (following renominalisation of AIB's Ordinary Shares from €0.32 each to €0.01 each (the "Renominalisation")) to the National Pensions Reserve Fund Commission (the "NPRFC") at a subscription price of €0.01 per share (the "Placing") and €1.6 billion of contingent capital notes at par to the Minister for Finance (the "Minister") (the "Contingent Capital Notes Issue"), raising in aggregate proceeds of €6.6 billion (together, the "Capital Raising").
In addition, further to its announcement on 13 May 2011, AIB has issued today an additional 762,370,687 new Ordinary Shares to the NPRFC in lieu of the remainder of the 2011 annual cash dividend on the 2009 Preference Shares that was deferred on 13 May 2011 (the "2011 Bonus Issue").  The 2011 Bonus Issue includes an increment of 38,118,534 new Ordinary Shares prescribed by AIB's articles of association as a result of the 2011 annual cash dividend not being satisfied in full on the due date.  This represents an increase of 1,905,926 shares over the figure included in AIB's shareholder circular dated 1 July 2011 as a result of finalisation of calculations of the number of Ordinary Shares to be issued in lieu of the 2011 Bonus Issue.
Following the Placing and the 2011 Bonus Issue, the NPRFC's shareholding in the enlarged total issued ordinary share capital of AIB has increased from c.93.1% to c.99.8%. AIB now has 513,493,126,277 Ordinary Shares of €0.01 each in issue (excluding 35,680,114 treasury shares).
AIB has today applied to the Irish Stock Exchange (the "ISE") to list the new Ordinary Shares issued in connection with the Placing and the 2011 Bonus Issue on the Enterprise Securities Market of the ISE (the "ESM") and to admit those Ordinary Shares to trading on the ESM.  It is expected that admission will occur at 8.00 a.m. on 2 August 2011.

In addition, following the Renominalisation, AIB has today acquired 395,759,506,824 Deferred Shares for nil consideration and immediately cancelled them in accordance with its articles of association, as described in the shareholder circular issued by AIB on 1 July 2011. Subject to the confirmation of the High Court, AIB intends to write off accumulated losses through the cancellation of the capital redemption reserve created on the acquisition and cancellation of the Deferred Shares in due course.
AIB is required to raise a total of c.€14.8 billion of Core Tier 1 Capital, of which €1.6 billion may be in the form of contingent capital, by 31 July 2011 (the "PCAR Requirement"). As announced on 1 July 2011, the Minister has indicated his intention to make a capital contribution in favour of AIB in order to satisfy any portion of the PCAR Requirement not satisfied by the Capital Raising, other capital generating exercises undertaken by AIB and EBS Limited (formerly EBS Building Society) and further burden-sharing measures undertaken with the Group's subordinated debt holders.  AIB expects the Minister and the NPRFC to provide capital contributions to AIB shortly in order to satisfy the portion of the PCAR Requirement not already satisfied (the "Capital Contributions").
Once the proceeds of the Capital Raising and the Capital Contributions have been received, AIB expects that it will have the necessary capital to meet the PCAR Requirement.

AIB's Board of Directors acknowledges the continued support of the Minister and the Irish State.

- ENDS -

For further information, please contact:

Alan Kelly
Director of Corporate Affairs & Marketing
AIB Group
Bankcentre
Dublin 4

Tel: +353 1 6412162

Ronan Sheridan
Group Press Officer
AIB Group
Bankcentre
Ballsbridge
Dublin 4.

Tel: + 353 1 6414651

IMPORTANT INFORMATION

This is not a prospectus, circular or other equivalent document.  You should not rely on any information as set out in this announcement. This announcement does not constitute an offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. There shall be no offer to the public in any jurisdiction of any of the securities forming part of the Capital Raising, including, without limitation in Ireland, the United Kingdom, the United States or elsewhere, nor shall there be any offer to sell, or the solicitation of an offer to buy, the securities referred to herein.

The contents of this announcement and the information incorporated herein by reference should not be construed as legal, business, financial, tax, investment or other professional advice. This announcement is for your information only and nothing in this announcement is intended to endorse or recommend a particular course of action.

Morgan Stanley & Co. International plc (which is authorised and regulated in the United Kingdom by the Financial Services Authority ("Morgan Stanley") acts as ESM adviser to AIB. AIB Corporate Finance Limited ("AIB Corporate Finance") (which is regulated in Ireland by the Central Bank of Ireland) and Morgan Stanley act for AIB and no one else in connection with the Capital Raising and will not regard any other person (whether or not a recipient of this announcement) as their respective client in relation to the Capital Raising and will not be responsible to anyone other than AIB for providing the protections afforded to their respective clients or for providing advice in relation to the Capital Raising or any other matter referred to in this announcement.

Morgan Stanley makes no representation, express or implied, for the contents of this announcement, including its accuracy, completeness or verification or for any other statement made or purported to be made by AIB, or on AIB's behalf, or by it, or on its behalf and nothing in this announcement is or shall be relied upon as a promise or representation in this respect, whether as to the past or future. Morgan Stanley accepts no responsibility for the contents of this announcement and disclaims to the fullest extent permitted by law all and any liability, whether arising in tort, contract or otherwise, which it might otherwise have in respect of this announcement or  any such statement.

None of the Minister for Finance, the Department of Finance, the Irish Government, the National Treasury Management Agency, the National Pensions Reserve Fund Commission or any person controlled by or controlling any such person, or any entity or agency of or related to the Irish State, or any director, officer, official, employee or adviser of any such person (each such person, a "Relevant Person") accepts any responsibility for the contents of this announcement, or makes any representation or warranty as to the accuracy, completeness or fairness of any information contained in this announcement. Each Relevant Person expressly disclaims any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of this announcement or any document referred to in this announcement or any supplement or amendment thereto (each a "Transaction Document"). No Relevant Person has authorised or will authorise the contents of any Transaction Document, or has recommended or endorsed any course of action contemplated by any Transaction Document.

AIB Corporate Finance makes no representation, express or implied, for the contents of this announcement, including the accuracy, completeness or verification of any information contained therein, or for any other statement made or purported to be made by AIB, or on AIB's behalf, or by them, or on their behalf and nothing in this announcement is or shall be relied upon as a promise or representation in this respect, whether as to the past or future. AIB Corporate Finance accepts no responsibility for the contents of this announcement and disclaims to the fullest extent permitted by law all and any liability, whether arising in tort, contract or otherwise, which it might otherwise have in respect of this announcement or any such statement.

The release, publication or distribution, in whole or in part, directly or indirectly, of this announcement in jurisdictions other than Ireland and the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement is not, and does not constitute, an invitation or offer to sell, or the solicitation of an offer to buy, the securities discussed herein in any jurisdiction, including, without limitation, the United States.  The securities discussed herein have not been and will not be registered under the US Securities Act of 1933 (the "US Securities Act") or under any securities laws of any state or other jurisdiction of the United States and  may not be offered or sold directly or indirectly, within the United States or to, or for the account or benefit of, US persons.  There will be no public offer of the securities discussed herein in the United States.

This announcement contains or incorporates by reference "forward-looking statements", within the meaning of Section 27A of the US Securities Act and Section 21E of the US Securities Exchange Act of 1934, regarding the belief or current expectations of AIB, AIB's Directors and other members of its senior management about AIB's business and the transactions described in this announcement, including statements relating to possible future write downs or impairments.  Generally, words such as "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue", "should", "assume", "target", "goal", "would" or similar expressions identify forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIB and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements.

No statement in this announcement or any document incorporated by reference herein is intended to constitute a profit forecast or profit estimate for any period. The forward-looking statements speak only as of the date of this announcement. AIB does not have any obligation and expressly disclaims any obligation or undertaking, to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. AIB expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this announcement or any change in events, conditions or circumstances on which any such statement is based.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 27 July, 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.